SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
[August 31, 2005]
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	☑	Form 40-F	☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURE
Metso to expand its metal recycling business with a U.S. acquisition

SIGNATURES
Date August 31, 2005
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Harri Luoto
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

Metso to expand its metal recycling business with a U.S. acquisition
(Helsinki, Finland, August 31, 2005) – Metso Corporation (NYSE: MX; OMX: MEO)
Metso Minerals has acquired Texas Shredder, Inc., a supplier of metal shredder products located in San Antonio, Texas. The sellers are a group of private investors led by Capital Southwest Corporation, a venture capital investment company. The acquisition price is approximately EUR 13 million.
Texas Shredder is the leading supplier of metal shredder plants and related aftermarket services in North America. The unaudited net sales of the company for the fiscal year, ending June 30, 2005, were EUR 46 million. It employs 33 people.
With the acquisition, Metso Minerals strengthens considerably its position in the North American metal recycling market, which is the largest in the world, processing approximately 70 million tons of metal scrap annually. Texas Shredder also complements Metso’s downstream technology solutions and aftermarket capabilities. Texas Shredder’s large installed base comprises over 60 shredder plants.
The acquired company will be merged with Metso Minerals’ current metal recycling operations in the USA to form a new company, Metso Texas Shredder, Inc.
Metso’s recycling business has developed favorably since it became a part of Metso Minerals in the Svedala acquisition in 2001: The net sales have nearly doubled in two years, reaching approximately EUR 130 million in 2004. Following the acquisition of Texas Shredder, the net sales are expected to reach EUR 200 million. The positive development is largely due to the global increase in steel demand.
Metso is a global technology corporation serving customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries. In 2004, the net sales of Metso Corporation were approx. EUR 4 billion, and it has some 22,000 employees in more than 50 countries. Metso’s shares are listed on the Helsinki and New York Stock Exchanges.
www.metso.com
For further information, please contact:
Bertel Langenskiold, President, Metso Minerals, tel. +358 2048 43200 or +358 400 813 860
Heinz Gerdes, President, Recycling Business Line, Metso Minerals, tel. +49 211 2105 0
Johanna Sintonen, Vice President, Investor Relations, tel. +358 2048 43253
or

USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.
It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding expectations for general economic development and the market situation, expectations for customer industry profitability and investment willingness, expectations for company growth, development and profitability and the realization of synergy benefits and cost savings, and statements preceded by ”expects”, ”estimates”, ”forecasts” or similar expressions, are forward-looking statements. These statements are based on current decisions and plans and currently known factors. They involve risks and uncertainties which may cause the actual results to materially differ from the results currently expected by the company.
Such factors include, but are not limited to:
(1)	general economic conditions, including fluctuations in exchange rates and interest levels which influence the operating environment and profitability of customers and thereby the orders received by the company and their margins
(2)	the competitive situation, especially significant technological solutions developed by competitors
(3)	the company’s own operating conditions, such as the success of production, product development and project management and their continuous development and improvement
(4)	the success of pending and future acquisitions and restructuring